SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 24 April, 2008


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------











April 24, 2008

           BP, SANTELISA VALE, AND MAEDA UNVEIL PLANS TO INVEST
                    R$1.66 BILLION IN BIOFUELS

BP announced today that it intends to take a 50 per cent stake in Tropical BioEnergia SA, a joint venture established by Brazilian companies Santelisa Vale and Maeda Group, which is constructing a 435 million litre (115 million US gallons) a year ethanol refinery in Edeia, Goias State, Brazil.

The joint venture, in which Santelisa Vale and Maeda Group would each hold 25 per cent, also intends to progress plans to build a second ethanol refinery, investing a total of approximately R$1.66 billion (US$1 billion) in the two refineries.

Assuming all the required approvals are received, BP will pay around R$100 million (US$59.8 million) for the 50 per cent stake, subject to working capital adjustments, and provide funding for agreed future investment in line with its shareholding. The parties said that they hoped to be able to complete the transaction before the end of June 2008.

"This investment, the largest made by an international oil company in the Brazilian ethanol industry, represents a significant step in delivering BP's strategy for biofuels which centres around sustainable feedstocks that do not impact on food supplies, and investing in research work to develop the technologies required to produce advanced biofuels," commented Phil New, head of BP Biofuels. "BP is delighted to be partnering with two Brazilian companies with leading positions in their sectors and we look forward to a long relationship with them."

The joint venture will focus on potential sugarcane production and the manufacturing and marketing of conventional ethanol, including the associated agricultural assets and cogeneration plants. Sugarcane is the most efficient source of biofuel currently available. Sugarcane lends itself to further improvement through the use of advanced biofuels technology and will therefore be a compelling source of renewable fuel for the foreseeable future. It provides a greenhouse gas emissions reduction of up to 80 per cent.

Operations at the first refinery are expected to commence during the second half of 2008, with full capacity anticipated by mid-2010. The refineries will be positioned to supply the Brazilian ethanol markets with the potential to export to the demand markets of US, Europe and Asia.

Besides developing sustainable biofuels, the refineries are expected to be able to sell surplus electricity, with each of them exporting at least 30 MW of surplus power from integrated bagasse cogeneration facilities. The facilities are also intended to offer a potential platform for deploying future technologies such as lignocellulosics and biobutanol.

The Maeda Group is one of the largest cotton producers in the world. "BP's decision to join Tropical Bioenergia in this new venture is significant," said Jorge Maeda, chief executive officer of Maeda Group. "Today we are demonstrating how Maeda's unique agriculture expertise, attendant network of relationships, and knowledge of the region's soils, climate and rural labor conditions combined with Santelisa Vale's sugarcane expertise can provide sustainable renewable and reliable solutions for fuel."

Santelisa Vale Group is the second-largest sugar cane crusher in Brazil and the first in energy cogeneration from bagasse. As it already operates a number of ethanol refineries, Santelisa Vale has expertise along the entire value chain of ethanol/sugar production.

"BP's proven logistical, technological and fuel supply chain experience will enable a significant enhancement of our strategic plans," noted Anselmo Lopes Rodrigues, chief executive officer of Santelisa Vale.

Notes to editors:

    - Transport accounts for around 21 per cent of all carbon dioxide emissions.

    - BP is one of the world's largest energy companies, providing its customers with fuel for transportation, energy for heat and light, retail services and petrochemicals products for everyday items. It is the largest oil and gas producer in the U.S. and one of the largest refiners. BP also has a global network of around 25,000 service stations.

   - BP is a leading player in the global biofuels market. In the US, BP has blended and distributed 763 million US gallons of ethanol and about 1 million US gallons of biodiesel in 2007. In Europe, BP sold 344 million litres of ethanol and 847 million litres of biodiesel in 2007. BP's sales of biofuels in 2007 accounted for about 10 per cent of the global biofuels market

    - Maeda Group is recognized worldwide as being one of the most vertically integrated players in the cotton value chain with 80 years in the industry. The company has one of the few cotton seed crushing businesses in Brazil, producing several products from cotton seeds: vegetable oil, which contains no "trans fat" and is used as input in the food industry; linter (the material around the cotton seeds), used for special products such as money paper and LCD screens; and cotton seed meal, used as animal feed.

    - Santelisa Vale, Brazil's second largest sugar and ethanol producer and first in energy cogeneration from bagasse, expects to crush 18 million tons of sugar cane in 2008. The company will produce 25 million bags of sugar and 770 million litres of ethanol. Santelisa Vale also produces and sells a surplus of 420,000 Mwh of electricity from sugar cane bagasse - enough to supply a population of one million per year. The company, with over 70 years of history, is a leader in technology and innovation within the segment.

    - Santelisa Vale and Maeda Group were advised by ING Bank.

    Further information:

    - BP Press Office, London, tel: +44 (0)207 496 4076
    - BP U.S. Press Office, Chicago, Tel: +1 630 821 3206
    - BP Brazilian Office, Campinas, tel +55 19 3794 8357
    - Maeda Press Office, tel: +55 11 2179 7380
    - Santelisa Vale Press Office, tel: +55 16 3946-3924 or email: comunicacao@santelisavale.com.br
    - Ketchum Estrategia Assessoria de Comunicacao
      Rafael Presilli / Adriana Toledo, tel:(11) 5096-4334 ext. 212/280 or rafael.presilli@ketchum.com.br / adriana.toledo@ketchum.com.br

- ENDS -


SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 24 April, 2008                                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary